Exhibit 99.1

Orient Paper, Inc. Announces First Quarter 2018 Financial Results

Company to Host Earnings Conference Call on Monday, May 14, 2018, at 8:00 am ET

BAODING, China, May 11, 2018 /PRNewswire/ -- Orient Paper, Inc. (NYSE MKT: ONP) (“Orient Paper” or the “Company”), a leading manufacturer and distributor of diversified paper products in North China, today announced its unaudited financial results for the first quarter ended March 31, 2018.

Mr. Zhenyong Liu, Chairman and Chief Executive Officer of Orient Paper, commented, “Our disappointing first quarter results reflected the impact of a temporary suspension of production due to government-mandated restrictions on the supply of natural gas that lasted for most of the first quarter. However, production at our manufacturing facilities has been back to normal since mid-March and we anticipate a strong rebound in our business in the second quarter.”

First Quarter 2018 Unaudited Financial Results

	For the Three Months Ended March 31,
($ millions)	2018	2017	% Change
Revenues	1.9	25.3	-92.5%
Regular Corrugating Medium Paper (“CMP”)*	0.9	19.5	-95.3%
Light-Weight CMP**	0.7	2.2	-70.5%
Offset Printing Paper	0.3	2.9	-88.8%
Tissue Paper Products	0.0	0.7	-100.0%

Gross profit (loss)	-0.7	5.7	-112.3%
Gross profit (loss) margin	-36.8%	22.4%	-59.2 pp
Regular Corrugating Medium Paper (“CMP”)*	-20.2%	22.3%	-42.5 pp
Light-Weight CMP**	-59.5%	23.3%	-82.8 pp
Offset Printing Paper	-37.7%	25.5%	-63.2 pp
Tissue Paper Products	NM	7.9%	NM

Operating income (loss)	-4.5	2.9	-257.4%
Net income (loss)	-4.1	1.7	-339.3%
EBITDA	-0.5	6.5	-107.5%
Basic and Diluted earnings (loss) per share	-0.19	0.08	-337.5%

* Products from PM6
** Products from PM1
*** pp represents percentage points

Revenue

For the first quarter of 2018, total revenue decreased by $23.4 million, or 92.5%, to $1.9 million from $25.3 million for the same period of the prior year. The decrease in total revenue was mainly due to decreases in sales volume across all product categories and partially offset by an increase in blended ASP. In late January, 2018, the Company temporarily suspended its production due to government-mandated restrictions on the natural gas supply. The company resumed production on March 14, 2018. As a result, both the production and sales volume decreased significantly in the first quarter of 2018. The following table summarizes revenue, volume and ASP by product for the first quarter of 2018 and 2017, respectively:

	For the Three Months Ended March 31,
	2018			2017
	Revenue ($’000)	Volume (tonne)	ASP ($/tonne)	Revenue ($’000)	Volume (tonne)	ASP ($/tonne)
Regular CMP	908	1,672	543	19,452	47,792	407
Light-Weight CMP	652	1,251	521	2,210	5,023	440
Offset Printing Paper	329	379	867	2,925	4,756	615
Tissue Paper Products	-	-	-	703	558	1,260
Total	1,888	3,302	572	25,290	58,129	435

Revenue from CMP, including both regular CMP and light-Weight CMP, decreased by $20.1 million, or 92.8%, to $1.6 million and accounted for 82.6% of total revenue for the first quarter of 2018, compared to $21.7 million, or 85.7% of total revenue, for the same period of the prior year. The Company sold 2,923 tonnes of CMP at an ASP of $534/tonne in the first quarter of 2018, compared to 52,815 tonnes at an ASP of $410/tonne in the same period of the prior year.

Of the total CMP sales, revenue from regular CMP decreased by $18.5 million, or 95.3%, to $0.9 million, resulting from sales of 1,672 tonnes at an ASP of $543/tonne, during the first quarter of 2018, compared to revenue of $19.5 million, resulting from sales of 47,792 tonnes at an ASP of $407/tonne, for the same period of the prior year. Revenue from light-weight CMP decreased by $1.6 million, or 70.5%, to $0.7 million, resulting from sales of 1,251 tonnes at an ASP of $521/tonne for the first quarter of 2018, compared to revenue of $2.2 million, resulting from sales of 5,023 tonnes at an ASP of $440/tonne for the same period of the prior year.

Revenue from offset printing paper decreased by $2.6 million, or 88.8%, to $0.3 million for the first quarter of 2018, from $2.9 million for the same period of the prior year. The Company sold 379 tonnes of offset printing paper at an ASP of $867/tonne in the first quarter of 2018, compared to 4,756 tonnes at an ASP of $615/tonne in the same period of the prior year.

Production of tissue paper was suspended in September and October 2017 for the replacement of coal boilers, and intermittent production resumed in the following months due to volatility in the price of tissue paper. We had no revenue from tissue paper products for the first quarter of 2018, compared to $0.7 million, resulting from sales of 558 tonnes at an ASP of $1,260/tonne, for the first quarter of 2017. We expect to resume and increase production of tissue products once the market condition becomes more favorable.

Gross Profit (loss) and Gross (Loss) Margin

Total cost of sales decreased by $17.1 million, or 86.8%, to $2.6 million for the first quarter of 2018, from $19.6 million for the same period of the prior year. Cost of sales per tonne was $782 for the first quarter of 2018, compared to $338 for the same period of the prior year. The increase in overall cost of sales per tonne was mainly due to increased unit cost of manufacturing overhead due to the production suspension in the first quarter of 2018, as well as higher average unit purchase costs of recycled paper board and recycled scrap binding. Costs of sales per tonne for regular CMP, light-weight CMP, offset printing paper, and tissue paper products were, $653, $831, $1,194, and $nil, respectively, for the first quarter of 2018, compared to $316, $337, $458, and $1,161, respectively, for the same period of the prior year.

Gross loss was $0.7 million for the first quarter of 2018, compared to gross profit of $5.7 million for the same period of the prior year. Overall gross loss margin was 36.8% for the first quarter of 2018, compared to gross profit margin of 22.4% for the same period of the prior year. The decrease in gross profit and gross margin were mainly due to the decrease in sales volume and increase in unit cost of recycled paper board and recycled scrap binding and partially offset by the increase in ASP as discussed above. Gross loss margins for regular CMP, light-weight CMP, offset printing paper, and tissue paper products were 20.2%, 59.5%, 37.7%, and nil, respectively, for the first quarter of 2018, compared to gross profit margin of 22.3%, 23.3%, 25.5%, and 7.9%, respectively, for the same period of the prior year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) increased by $1.0 million, or 37.1%, to $3.8 million for the first quarter of 2018 from $2.8 million for the same period of the prior year. The increase was mainly due to the depreciation of idle equipment during the suspension of production in the first quarter of 2018. As a percentage of total revenue, SG&A was 202.0% for the first quarter of 2018, compared to 11.0% for the same period of the prior year.

Income (loss) from Operations

Loss from operations was $4.5 million for the first quarter of 2018, compared to income from operations of $2.9 million for the same period of the prior year. The decrease in operating income was primarily due to the decrease in gross profit and increase in selling, general and administrative expenses as discussed above. Operating loss margin was 239.4% for the first quarter of 2018, compare to operating profit margin of 11.4% for the same period of the prior year.

Net Income (loss)

Net loss was $4.1 million, or net loss of $0.19 per basic and diluted share, for the first quarter of 2018, compared to net income of $1.7 million, or net earnings of $0.08 per basic and diluted share, for the same period of the prior year.

EBITDA

EBITDA was negative $0.5 million for the first quarter of 2018, compared to $6.5 million for the same period of the prior year.

Note 1: Non-GAAP Financial Measures

In addition to our U.S. GAAP results, this press release includes a discussion of EBITDA, a non-GAAP financial measure as defined by the Securities and Exchange Commission (“SEC”). The Company defines EBITDA as net income before interest, income taxes, depreciation and amortization. EBITDA is a key measure used by management to evaluate our results and make strategic decisions. Management believes this measure is useful to investors because it is an indicator of operational performance. Because not all companies use identical calculations, the Company’s presentation of EBITDA may not be comparable to similarly titled measures of other companies, and should not be viewed as an alternative to measures of financial performance or changes in cash flows calculated in accordance with the U.S. GAAP.

Reconciliation of Net Income to EBITDA

(Amounts expressed in US$)

	For the Three Months Ended March 31,
($ millions)	2018	2017
Net income	$-4.1	$1.7
Add: Income tax	-0.5	0.5
Net interest expense	0.4	0.7
Depreciation and amortization	3.7	3.6
EBITDA	$-0.5	$6.5

Cash, Liquidity and Financial Position

As of March 31, 2018, the Company had cash and cash equivalents, short-term debt (including related party loan), notes payable and long-term debt (including related party loans) of $0.7 million, $19.7 million, $4.0 million and $7.6 million, respectively, compared to $2.9 million, $13.6 million, $6.1 million and $11.9 million, respectively, at the end of 2017. Net accounts receivable was $0.8 million as of March 31, 2018, compared to $1.8 million as of December 31, 2017. Net inventory was $9.0 million as of March 31, 2018, compared to $8.5 million at the end of 2017. As of March 31, 2018, the Company had current assets of $17.8 million and current liabilities of $25.8 million, resulting in a working capital deficit of $8.0 million. This compared to current assets of $20.0 million, current liabilities of $21.8 million and working capital deficit of $1.8 million at the end of 2017.

Net cash used in operating activities was $4.9 million for the three months ended March 31, 2018, compared to net cash provided by operating activities of $1.4 million for the same period of the prior year. Net cash used in investing activities was $0.7 million for the three months ended March 31, 2018, compared to $5.3 million for the same period of the prior year. Net cash provided by financing activities was $0.8 million for the three months ended March 31, 2018, compared to $9.8 million for the same period of the prior year.

Earnings Conference Call

The Company’s management will host a conference call to discuss its first quarter 2018 financial results at 8:00 am US Eastern Time (5:00 am US Pacific Time/ 8:00 pm Beijing Time) on Monday, May 14, 2018.

To attend the conference call, please dial-in using the information below. When prompted upon dialing-in, please provide the conference ID or ask for the “Orient Paper First Quarter 2018 Earnings Conference Call.”

Conference Call
Date:	Monday, May 14, 2018
Time:	8:00 am ET (5:00 am US Pacific Time/ 8:00 pm Beijing Time)
International Toll Free:	United States: +1-855-500-8701 Mainland China: 400-120-0654 Hong Kong: 800-906-606 International: +65-6713-5440
Conference ID:	8354088

This conference call will be broadcast live over the Internet, and can be accessed by all interested parties at http://www.orientpaperinc.com/ or  https://edge.media-server.com/m6/p/v6h3sapo.

Please access the link at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software.

A playback will be available through 9:59 ET May 22, 2018. To listen, please dial +1-855-452-5696 if calling from the United States, or +61-290-034-211 if calling internationally. Use the passcode 8354088 to access the replay.

About Orient Paper, Inc.

Orient Paper, Inc. (“Orient Paper”) is a leading paper manufacturer in North China. Using recycled paper as its primary raw material (with the exception of its digital photo paper and tissue paper products), Orient Paper produces and distributes three categories of paper products: corrugating medium paper, offset printing paper and tissue paper products.

With production based in Baoding and Xingtai in North China’s Hebei Province, Orient Paper is located strategically close to the Beijing and Tianjin region, home to a growing base of industrial and manufacturing activities and one of the largest markets for paper products consumption in the country.

Orient Paper’s production facilities are controlled and operated by its wholly owned subsidiary Shengde Holdings Inc., which in turn controls and operates Baoding Shengde Paper Co., Ltd., and Hebei Baoding Orient Paper Milling Co., Ltd.

Founded in 1996, Orient Paper has been listed on the NYSE MKT under the ticker symbol “ONP” since December 2009. (For more information, please visit http://www.orientpaperinc.com)

Safe Harbor Statements

This press release may contain forward-looking statements. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company’s public filings with the Securities and Exchange Commission, including the Company’s latest annual report on Form 10-K. All information provided in this press release speaks as of the date hereof. Except as otherwise required by law, the Company undertakes no obligation to update or revise its forward-looking statements.

For more information, please contact:

Company Contact:

Orient Paper, Inc.

Email: ir@orientpaperinc.com

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: tony.tian@weitian-ir.com

Phone: +1-732-910-9692

ORIENT PAPER, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017

(Unaudited)

	March 31,	December 31,
	2018	2017
ASSETS

Current Assets
Cash and bank balances	$740,309	$2,895,790
Restricted cash	3,975,764	6,121,637
Accounts receivable (net of allowance for doubtful accounts of $16,699 and $37,626 as of March 31, 2018 and December 2017, respectively)	818,255	1,843,682
Inventories	9,009,448	8,474,165
Prepayments and other current assets	3,246,169	651,523

Total current assets	17,789,945	19,986,797

Property, plant, and equipment, net	193,753,101	189,388,709
Value-added tax recoverable	3,138,164	3,041,416
Deferred tax asset non-current	7,371,246	6,572,559

Total Assets	$222,052,456	$218,989,481

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Short-term bank loans	$13,040,505	$7,192,923
Current portion of long-term loans from credit union	6,615,671	6,366,502
Accounts payable	308,880	422,705
Notes payable	3,975,764	6,121,637
Due to a related party	102,498	60,378
Accrued payroll and employee benefits	307,472	231,247
Other payables and accrued liabilities	939,233	836,337
Income taxes payable	546,127	525,804

Total current liabilities	25,836,150	21,757,533

Loans from credit union	1,240,438	1,193,719
Loans from a related party	6,361,222	10,712,865

Total liabilities (including amounts of the consolidated VIE without recourse to the Company of $30,913,599 and $31,235,520 as of March 31, 2018 and 2017, respectively)	33,437,810	33,664,117

Commitments and Contingencies

Stockholders’ Equity
Common stock, 500,000,000 shares authorized, $0.001 par value per share, 21,450,316 shares issued and outstanding as of March 31, 2018 and 2017, respectively	21,450	21,450
Additional paid-in capital	50,635,243	50,635,243
Statutory earnings reserve	6,080,574	6,080,574
Accumulated other comprehensive income	12,844,357	5,468,799
Retained earnings	119,033,022	123,119,298

Total stockholders’ equity	188,614,646	185,325,364

ORIENT PAPER, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

(Unaudited)

	Three Months Ended
	March 31,
	2018	2017

Revenues	$1,888,194	$25,289,659

Cost of sales	(2,583,502)	(19,635,739)

Gross (Loss) Profit	(695,308)	5,653,920

Selling, general and administrative expenses	(3,813,794)	(2,782,342)
Loss from disposal of property, plant and equipment	(10,376)	-

(Loss) Income from Operations	(4,519,478)	2,871,578

Other Income (Expense):
Interest income	44,763	17,945
Subsidy income	253,281	40,712
Interest expense	(403,811)	(679,084)

(Loss) Income before Income Taxes	(4,625,245)	2,251,151

Provision for Income Taxes	538,969	(543,282)

Net (Loss) Income	(4,086,276)	1,707,869

Other Comprehensive Income
Foreign currency translation adjustment	7,375,558	956,292

Total Comprehensive Income	$3,289,282	$2,664,161

(Losses) Earnings Per Share:

Basic and Diluted (Losses) Earnings per Share	$(0.19)	$0.08

Outstanding – Basic and Diluted	21,450,316	21,450,316

ORIENT PAPER, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

(Unaudited)

	Three Months Ended
	March 31,
	2018	2017

Cash Flows from Operating Activities:
Net income	$(4,086,276)	$1,707,869
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,730,585	3,615,359
Loss from disposal of property, plant and equipment	10,376	-
Allowance for bad debts	(22,297)	(16,112)
Share-based compensation expenses	-	-
Deferred tax	(538,969)	(578,139)
Changes in operating assets and liabilities:
Accounts receivable	1,114,843	805,599
Prepayments and other current assets	(2,535,170)	(3,939,630)
Inventories	(202,692)	(2,358,426)
Accounts payable	(129,770)	(69,194)
Advance from customers	-	(29,079)
Notes payable	(2,374,507)	3,634,936
Due to a related party	39,575	36,349
Accrued payroll and employee benefits	66,867	127,180
Other payables and accrued liabilities	69,841	(1,228,505)
Income taxes payable	-	(345,594)
Net Cash (Used in) Provided by Operating Activities	(4,857,594)	1,362,613

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(707,162)	(5,258,905)

Net Cash Used in Investing Activities	(707,162)	(5,258,905)

Cash Flows from Financing Activities:
Proceeds from related party loans	4,749,015	-
Repayments of related party loans	(9,498,029)	-
Proceeds from short term bank loans	9,972,931	9,887,026
Repayment of bank loans	(4,432,414)	-
Payment of capital lease obligation	-	(63,613)

Net Cash Provided by Financing Activities	791,503	9,823,413

Effect of Exchange Rate Changes on Cash and Cash Equivalents	471,899	23,654

Net (Decrease) Increase in Cash and Cash Equivalents	(4,301,354)	5,950,775

Cash, Cash Equivalents and Restricted Cash - Beginning of Period	9,017,427	4,494,964

Cash, Cash Equivalents and Restricted Cash - End of Period	$4,716,073	$10,445,739

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest, net of capitalized interest cost	$787,353	$713,199
Cash paid for income taxes	$-	$1,467,016